THE 2023 ETF SERIES TRUST 485BPOS

Exhibit 99.(h)(x)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, effective as of December 24, 2025, by and between Harrison Street Private Wealth LLC (the “Investment Manager”), and The 2023 ETF Series Trust (the “Company”), on behalf of each series of the Company set forth in Schedule A (each a “Fund”).

WHEREAS, the Company is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Company; and

WHEREAS, the Company and the Investment Manager have entered into an investment advisory agreement on behalf of each Fund (“Management Agreement”), pursuant to which the Investment Manager provides investment management services to each Fund for compensation based on the value of the average daily net assets of each such Fund; and

WHEREAS, the Company and the Investment Manager have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each such Fund may normally be subject; and

NOW, THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

1.1.       Applicable Expense Limit. The Investment Manager agrees to reduce the investment management fees payable to it pursuant to the Management Agreement and make payments to each Fund to the extent necessary to limit the ordinary operating expenses incurred by the Fund, excluding acquired fund fees and expenses, dividend and interest expenses related to short sales, interest (including borrowing costs and overdraft charges), taxes, brokerage commissions, extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of such Fund’s business (“Fund Operating Expenses”) to the Operating Expense Limit, as defined in Section 1.2 below.

For each Fund, any amount of Fund Operating Expenses above the Operating Expense Limit (such excess amount, the “Excess Amount”) shall be the liability of the Investment Manager.

1.2.       Operating Expense Limit. The “Operating Expense Limit” with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of such Fund.

1.3.       Duration of Operating Expense Limit. The Operating Expense Limit with respect to each Fund shall remain in effect until terminated in accordance with Section 3 below. For any renewal term, as described in Section 3 below, the Investment Manager may increase or decrease the Operating Expense Limit for a Fund by delivering a revised Schedule A to the Company reflecting such change in advance of the Non-Renewal Notice Date (as defined below).

1.4.       Method of Computation.

If the annualized Fund Operating Expenses of a Fund exceed the Operating Expense Limit, the management fees payable to the Investment Manager generally will be waived in an amount sufficient to reduce the Excess Amount so that the annualized Fund Operating Expenses equal the Operating Expense Limit.

If such waiver of management fees is not sufficient to equal the Operating Expense Limit, the Fund will accrue a receivable from the Investment Manager in an amount sufficient so that the annualized Fund Operating Expenses equal the Operating Expense Limit.

In case a Fund needs to accrue such receivables from the Investment Manager during any month, the Fund will inform the Investment Manager about the Excess Amount owed to the Fund for that month and the Investment Manager will remit to the Fund promptly after the end of the month an amount that, together with already waived management fees, is sufficient to pay that month’s Excess Amount.

1.5       Periodic Adjustments. As necessary, daily, monthly and annual adjustments, accruals or payments will be made by the appropriate party to ensure that the amount of the management fees waived and payments remitted to a Fund by the Investment Manager equal the Excess Amount for any Fund during the duration of this Agreement.

2.	Repayment of Fee Waivers and Expense Reimbursements

2.1.         Repayment. To the extent the Investment Manager has waived all or part of its fees and/or reimbursed any of a Fund’s expenses to satisfy its Excess Amount liability, the Investment Manager may, if the Management Agreement is still in effect on behalf of that Fund, seek from that Fund repayment of such amounts during the fiscal year in which the date the Investment Manager waived any such fees and/or reimbursed any such expenses. The total amount of repayment to which the Investment Manager may be entitled (“Repayment Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Investment Manager and all other payments remitted by the Investment Manager to the Fund, pursuant to Section 1 hereof, during the fiscal year in which the Investment Manager seeks such Repayment Amount, less any repayment previously paid by such Fund to the Investment Manager in such fiscal year, pursuant to this Section 2, with respect to such waivers, reductions, and payments. The Repayment Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Repayment Amount. Subject to the above-described requirement that the Management Agreement be in effect and the then-current fiscal year time limitation, the right of the Investment Manager to repayment from a Fund under this Section 2.1 shall survive the termination of this Agreement with respect to that Fund.

2.2.       Limitations on Repayments. A Fund will make no repayment of the Repayment Amount as set forth in Section 2.1 if, during the fiscal year in which the Investment Manager seeks such repayment, the repayment would cause the Fund’s operating expenses to exceed the Operating Expense Limit then in effect.

2.3.       Method of Repayment Computation. To determine the Fund’s accrual, if any, to repay the Investment Manager, each month the Fund Operating Expenses of a Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of the Fund for any month are less than the Operating Expense Limit of such Fund, such Fund shall accrue into its net asset value an amount payable to the Investment Manager sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Operating Expense Limit of that Fund, provided that such amount paid to the Investment Manager will in no event exceed the total Repayment Amount. For accounting purposes, amounts accrued pursuant to this Section 2.3 shall be a liability of the Fund for purposes of determining the Fund’s net asset value.

2.4.        Board Reports. Any amounts repaid pursuant to Section 2.1 of this Agreement will be reported to the Trust’s Board of Trustees not later than at the Board’s first regular meeting following the quarter in which the repayment occurred.

3.	Term and Termination of Agreement.

This Agreement, with respect to each Fund, shall remain in effect until the date specified on Schedule A and shall automatically renew annually effective upon the effectiveness of the Fund’s normal ongoing annual registration statement for one-year terms until such time as the Investment Manager provides written notice of non-renewal past the then-current term, such notice to be delivered at least 60 days in advance of the anniversary of the effectiveness of the then-current term (such notice deadline, the “Non-Renewal Notice Date”). In addition, this Agreement shall terminate with respect to a Fund upon termination of the Investment Management Agreement of that Fund.

4.	Miscellaneous.

4.1.         Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2.         Interpretation. Nothing herein contained shall be deemed to require the Company or a Fund to take any action contrary to the Company’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Company’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Company or the Funds.

4.3         Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

HARRISON STREET PRIVATE WEALTH LLC

By:	/s/ Brian Petersen
Brian Petersen
Chief Financial Officer and Chief Operating Officer

THE 2023 ETF SERIES TRUST

By:	/s/ Eric Falkeis
Eric Falkeis
President

SCHEDULE A

THE 2023 ETF SERIES TRUST

OPERATING EXPENSE LIMITS

This Schedule relates to the following Funds of the Company as of December 24, 2025:

Fund Name	Expense Cap	Effective Through
Harrison Street Infrastructure Active ETF	0.80%	April 30, 2027